PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

[redacted]

07026371

9 August 2007

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

SUPPL

Dear Sir

GKN INTERIM REPORT 2007

In accordance with paragraph 9.6.1 of the Listing Rules, I enclose two copies of the 2007 Interim Report of GKN plc being despatched to shareholders of GKN plc on Thursday 9 August 2007.

Would you please arrange for the documents to be made available at the Document Viewing Facility from **Friday 10 August 2007**. I confirm that a Regulatory Information Service will be notified of the availability of the documents in accordance with paragraph 9.6.3 of the Listing Rules.

Yours faithfully

Chris Winters
Senior Secretarial Assistant

Enc.

cc: *Mr R Constant – JPMorganCazenove Ltd*
Mr H Glyn Davies – UBS Ltd
The United States Securities & Exchange Commission – Exemption File 82-5204

K:\GKN Interim Report\2007\Cor\08-09-I-UKLA.doc

dlw 9/14

Pembina Pipeline Income Fund	INVESTOR INFORMATION

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: **PIF.UN**
7.35% Convertible Debentures Symbol: **PIF.DB.B**

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada
Shareholder Communications:
1-800-564-6253

Corporate Office:

700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail: investor-relations@pembina.com

Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356

Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's Second Quarter 2007 Results conference call is scheduled for August 1, 2007 at 2:00 p.m. Calgary (4:00 p.m. Eastern, 1:00 p.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan[1]:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

[1] As of June 30, 2007, Pembina has prorated its DRIP to zero as it prefers not to raise further equity under this plan at this time.

This document contains forward-looking information and statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources. See "Forward-Looking Information and Statements" presented in the Management's Discussion and Analysis contained in this document for additional information, which applies to all forward-looking information and statements contained in this document.

PEMBINA

END